FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2007

Tyler Resources Inc.

(Translation of registrant's name into English)

#500, 926 - 5th Ave. S.W.

Calgary, Alberta T2P 0N7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tyler Resources Inc.
(Registrant)

May 23, 2007	“Barbara O’Neill”
Date	Barbara O’Neill, Secretary

Yes	No	X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

Cautionary language:

This news release uses the terms “inferred resources” and “indicated resources”. The Company advises investors that although these terms are recognized and required by Canadian securities regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the US Securities and Exchange Commission does not recognize these terms. Investors are cautioned not to assume that any part or all of the mineral resources in these categories will ever be converted into reserves. In addition, “inferred resources” have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for a "preliminary assessment" as defined under National Instrument 43-101. Under US rules, Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as “expects”, “projects”, “plans”, “anticipates” and similar expressions, are forward-looking information that represents management of Tyler’s internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Tyler. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Tyler’s actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Tyler’s filings with the Canadian securities authorities. Accordingly, holders of Tyler shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Tyler disclaims any responsibility to update these forward-looking statements.

TYLER RESOURCES INC.
#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS	NEWS FOR RELEASE: May 23, 2007

NEWS RELEASE 07-13

For Further Information Contact:	Jean Pierre Jutras at 1-403-269-6753
Web: www.tylerresources.com

TYLER RESOURCES MORE THAN TRIPLES MEASURED AND INDICATED COPPER MINERAL INVENTORY TO 4.56 BILLION POUNDS AND ADDS 6 BILLION POUNDS ZINC AT BAHUERACHI DEPOSIT, MEXICO.

Second resource estimate outlines 4.56 and 0.67 billion pounds contained Copper in the Measured+Indicated and Inferred categories respectively, as well as 96.19 and 12.42 million pounds Molybdenum, 67.95 and  8.03 million ounces Silver,  and 6.3 and 0.80 billion pounds Zinc at Bahuerachi Deposit.

Tyler Resources is extremely pleased to report results of the second resource estimate calculations prepared by Associated Geosciences Ltd., including new drilling data from July 15th, 2006 to March 31 2007 within the Main Deposit of its Bahuerachi Project.

The new resource estimate shows significant increases in contained metals in the critical higher confidence Measured and Indicated categories at a 0.2% Copper Cutoff grade as follows: Copper more than tripled from 1.44 billion pounds to 4.56 billion pounds (217% increase), molybdenum went from 26.67 million pounds to 96.19 million pounds (261% increase), silver went from 18.39 million ounces to 67.95 million ounces (270% increase), gold from 216,529 ounces to 550,626 (154% increase) and zinc from 248.92 million pounds to 6,308 million pounds (2,434 % increase).

This second resource estimate was based on a drilling database comprising  185 drill holes for a total of 42,643 meters of drilling which were compiled,  interpreted and modeled within the Surpac Visions ® mining and modeling software package.  In addition to expanding the high grade skarn and porphyry domains modelled in the Initial Resource Estimate as released on September 25th, 2006, mineralization hosted to the east and west of the porphyry complex in calc-silicate skarns, limestones, marbles and sediments was calculated and outline a more accurate picture of the Main Deposit’s emerging true potential.  This second resource estimate does not include tonnage from known mineralized areas in either the South Lobe or North Lobe porphyry or Mina Mexicana Skarn Zones.

A summary of Measured, Indicated and Inferred resources defined to date at various copper as well as copper equivalent (CuEq) cutoff grades has been provided by Tyler’s Independent Consultants and results are presented below:

May 23, 2007

BAHUERACHI MAIN DEPOSIT, Measured, Indicated and Inferred Resources, based strictly on Copper grade cut-offs.

Copper % cutoff	Category	In Situ Tonnes	Cu %	Au g/t	Ag g/t	Mo %	Zn %	CuEq(1) %
0.1	Measured	127,776,630	0.38	0.04	3.33	0.008	0.41	0.56
	Indicated	780,641,161	0.28	0.02	3.04	0.007	0.45	0.45
	M+I	908,417,791	0.29	0.02	3.08	0.007	0.44	0.46

	Inferred	181,030,207	0.25	0.02	2.26	0.006	0.33	0.38

0.2 (2)	Measured	92,398,260	0.47	0.05	3.86	0.008	0.44	0.67
	Indicated	432,111,525	0.38	0.03	4.07	0.008	0.57	0.60
	M+I	524,509,785	0.40	0.03	4.03	0.008	0.55	0.61

	Inferred	80,174,744	0.38	0.02	3.11	0.007	0.45	0.55

0.3	Measured	61,245,978	0.58	0.06	4.64	0.006	0.52	0.81
	Indicated	243,605,237	0.48	0.04	5.13	0.007	0.68	0.74
	M+I	304,851,215	0.50	0.04	5.03	0.007	0.65	0.75

	Inferred	49,658,919	0.47	0.03	3.57	0.006	0.51	0.65

0.4	Measured	42,837,558	0.68	0.06	5.38	0.006	0.60	0.93
	Indicated	145,135,711	0.58	0.05	6.07	0.007	0.78	0.87
	M+I	187,973,269	0.60	0.05	5.91	0.007	0.74	0.88

	Inferred	28,909,551	0.55	0.03	3.74	0.006	0.63	0.73

0.5	Measured	28,506,152	0.79	0.07	6.31	0.005	0.75	1.08
	Indicated	90,885,421	0.65	0.05	6.95	0.007	0.90	0.98
	M+I	119,391,573	0.69	0.06	6.79	0.007	0.86	1.01

	Inferred	15,285,342	0.64	0.04	3.56	0.006	0.86	0.83

(1)

Copper equivalents calculated using US$1.50/lb Cu, $10.00/lb Mo, $7.00/oz Ag. Gold and Zinc were not factored in the copper equivalent calculation.  Copper equivalents, metallurgical recoveries and net smelter returns are assumed to be 100%.

(2)

A 0.2% copper cutoff is consistent with, and in the case of oxide material above cut off grades currently being used in Mexico at other operations in this type of environment.

(3)

For modeling purposes, all metal values were capped at the 99th percentile of their normal population distribution.

May 23, 2007

BAHUERACHI MAIN ZONE, Contained metals based on Measured, Indicated and Inferred Resource categories.

Copper % cutoff	Category	Copper Million lbs	Gold Ounces	Silver Million Ounces	Molybdenum Million lbs	Zinc Million lbs
0.1	Measured	1,064.10	152.615	13.67	22.34	1,149.74
	Indicated	4,764.27	556,893	76.23	122.33	7,703.51
	M+I	5,828.38	709,508	89.90	144.67	8,853.25

	Inferred	1,005.01	93,518	13.16	22.58	1,319.79

0.2	Measured	947.02	134,322	11.46	16.16	902.03
	Indicated	3,615.75	416,303	56.49	80.03	5,406.05
	M+I	4,562.77	550,626	67.95	96.19	6,308.07

	Inferred	673.77	56,334	8.03	12.42	797.49

0.3	Measured	776.84	109,321	9.13	8.67	702.81
	Indicated	2,589.52	295,383	40.21	38.57	3,644.52
	M+I	3,366.36	404,704	49.34	47.24	4,347.33

	Inferred	511.65	41,763	5.70	6.60	551.88

0.4	Measured	636.59	88,134	7.41	5.35	566.55
	Indicated	1,837.34	216,53	28.33	23.40	2,491.37
	M+I	2,473.93	304,668	35.74	28.74	3,057.92

	Inferred	347.52	29,086	3.48	3.79	399.88

0.5	Measured	495.57	68,061	5.8	3.44	472.31
	Indicated	1,308.30	159,536	20.3	14.78	1,797.12
	M+I	1,803.87	227,598	26.08	18.22	2,269.43

	Inferred	216.74	20,637	1.75	2.01	287.74

While a copper only cut off grade outlines a robust copper deposit on its own, the following tables outlines the influence of both silver and molybdenum on the overall resource model, and significantly increase the tonnage in most categories.

The Company also notes that zinc has now been outlined as being a very significant potential value contributor from mineralization hosted predominantly in skarns and sediments.  While metallurgical testwork data available to date does not allow for the inclusion of zinc into the copper equivalent calculations, the Company notes simple mineralogy for the zinc mineralization and the fact that other operations in similar systems (such as the Antamina Mine in Peru) can routinely recover significant amounts of zinc from these deposits.  The Company will conduct additional metallurgical testing which will seek to optimize and quantify the types of zinc recoveries that can be expected through floatation circuits at Bahuerachi to ensure that value from this newly outlined 6 billion pounds of zinc can be capitalized upon.

May 23, 2007

Given the overall distribution of different metals within the Bahuerachi deposit, the Company believes that a better illustration of the Deposit’s potential is reflected in the table which outlines Resource tonnage and grade calculations based on copper equivalent cutoffs.  Evaluating the deposit’s tonnage and geometry on a CuEq cutoff basis highlights the fact that generally higher grade molybdenum systematically tends to occur with lower copper grade areas, resulting in a significant extension of potentially economic CuEq grades outside of a shell as defined strictly on copper cutoff grades.

BAHUERACHI MAIN DEPOSIT, Measured, Indicated and Inferred Resources, based on Copper Equivalent (CuEq) grade cut-offs.

CuEq % cutoff	Category	In Situ Tonnes	Cu %	Au g/t	Ag g/t	Mo %	Zn %	CuEq(1) %
0.1	Measured	144,641,972	0.34	0.03	3.11	0.007	0.39	0.52
	Indicated	963,917,864	0.24	0.02	2.70	0.006	0.40	0.39
	M+I	1,108,559,836	0.25	0.02	2.75	0.007	0.40	0.41

	Inferred	229,514,732	0.21	0.01	2.00	0.005	0.28	0.33

0.2 (2)	Measured	125,877,791	0.38	0.04	3.37	0.008	0.41	0.57
	Indicated	742,287,815	0.29	0.02	3.18	0.008	0.47	0.46
	M+I	868,165,606	0.30	0.02	3.20	0.008	0.46	0.48

	Inferred	161,783,493	0.27	0.02	2.45	0.006	0.35	0.41

0.3	Measured	104,010,758	0.43	0.04	3.72	0.009	0.44	0.64
	Indicated	499,781,394	0.35	0.03	3.91	0.009	0.58	0.57
	M+I	603,792,152	0.37	0.03	3.88	0.009	0.55	0.58

	Inferred	90,307,127	0.35	0.02	3.18	0.008	0.48	0.53

0.4	Measured	80,338,770	0.50	0.05	4.19	0.009	0.49	0.73
	Indicated	352,792,052	0.41	0.03	4.57	0.009	0.65	0.66
	M+I	433,130,822	0.43	0.04	4.50	0.009	0.62	0.67

	Inferred	62,806,915	0.42	0.02	3.56	0.008	0.50	0.62

0.5	Measured	57,706,773	0.58	0.06	4.87	0.008	0.57	0.83
	Indicated	243,864,484	0.47	0.04	5.39	0.009	0.78	0.75
	M+I	301,571,257	0.50	0.04	5.29	0.009	0.74	0.76

	Inferred	47,597,782	0.47	0.02	3.84	0.008	0.57	0.67

(1)

Copper equivalents calculated using US$1.50/lb Cu, $10.00/lb Mo, $7.00/oz Ag. Gold and Zinc were not factored in the copper equivalent calculation.  Copper equivalents, metallurgical recoveries and net smelter returns are assumed to be 100%.

(2)

A 0.2% CuEq cutoff is consistent with cut off grades currently reported for other operations in this type of environment.

(3)

For modeling purposes, all metal values were capped at the 99th percentile of their normal population distribution.

May 23, 2007

BAHUERACHI MAIN ZONE, Contained metals based on CuEq Measured, Indicated and Inferred Resource categories.

CuEq % cutoff	Category	Copper Million lbs	Gold Ounces	Silver Million Ounces	Molybdenum Million lbs	Zinc Million lbs
0.1	Measured	1,091.84	159,908	14.47	23.41	1,237.93
	Indicated	5,059.11	615,660	83.64	135.85	8,469.75
	M+I	6,150.95	775,568	98.11	159.26	9,707.69
	Inferred	1,081.74	105,273	14.75	27.26	1,433.15

0.2	Measured	1,058.35	152,085	13.64	22.59	1,148.82
	Indicated	4,658.91	543,595	75.79	122.57	7,655.36
	M+I	5,717.26	695,680	89.43	145.16	8,804.18
	Inferred	952.34	88,039	12.76	22.87	1,255.97

0.3	Measured	988.44	140,195	12.44	19.72	1,018.14
	Indicated	3,863.97	447,578	62.83	96.27	6,339.95
	M+I	4,852.41	587,772	75.27	115.99	7,358.08
	Inferred	704.54	59,197	9.22	15.20	943.92

0.4	Measured	879.52	122,764	10.81	15.60	869.78
	Indicated	3,206.72	368,519	51.83	72.12	5,034.52
	M+I	4,086.24	491,283	62.64	87.72	5,904.30
	Inferred	582.90	47,400	7.20	11.16	688.34

0.5	Measured	742.56	103,818	9.03	10.16	728.92
	Indicated	2,546.11	296,650	42.26	47.12	4,158.10
	M+I	3,288.68	400,468	51.28	57.27	4,887.01
	Inferred	488.88	38,226	5.88	7.91	596.03

Tyler is extremely pleased with the results of this updated study, which continues to demonstrate the presence of a robust polymetallic mineral deposit with world class potential at Bahuerachi.  In addition, predictable grade continuity has allowed the company to significantly increase its Indicated resource base, as well as bring a significant amount of material into the measured category.

Tyler will shortly deliver the updated block model to Independent Mining Consultants (IMC) of Tucson in order to expedite preliminary pit and mine planning for the ongoing Scoping Study.  While both further exploration and geotechnical drilling continues on site with 3 rigs, Tyler’s management is satisfied that scoping based on the current block model and resource base is likely to generate a positive scoping level evaluation for the Bahuerachi Main Deposit.

As this new resource estimates constitutes an increase by significantly more than 100% from the previous estimate, a new independent technical report will be prepared and is expected to be filed on SEDAR within 45 days.

May 23, 2007

FIELD UPDATE

The scope of field activities has now increased towards the development end in addition to continued drilling.

Permanent survey stations are being set up for mine planning level survey work which will be completed in the coming months.  Preparation of access routes to areas that are likely to be used for mine infrastructure, waste and tailings disposal is currently underway for future condemnation and geotechnical drilling.

Drill holes completed and for which assay results are currently outstanding include drill holes BAH-118, 119 and 120 as well as RC-81, 82, 83 and 84.  Drilling is continuing with drill holes BAH-120 and 121, and RC-85.

About Tyler

Tyler Resources is a well-funded junior exploration company focused on base and precious metals exploration in Mexico. Tyler’s primary project is the Bahuerachi property, which hosts a large mineralized porphyry-skarn copper (Au, Ag, Mo, Zn) complex. The Company is now in the advanced stage of an expanded  35,000 meter combined diamond and reverse circulation drilling program making it one of the most active Canadian junior exploration companies operating in Mexico.

The Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release was J. P. Jutras, P.Geol., and President of the Company. The portion of this release which contains data pertaining to the resource estimate was reviewed by Keith McCandlish, P.Geol, on behalf of Associated Geosciences Ltd. who is acting as the Independent Qualified Person and has prepared the Resource Estimate. The ongoing field exploration program is being carried out with the participation of Dr. Shane William Ebert, Ph.D, P.Geo, Vice President and Director, Grant Couture, M.Sc Geology, Paul Turnbull, B.Sc, P.Geol, Cornell McDowell, B.Sc Geology and Charla Boyer, B.Sc Geology,  Consultants to the Company.

“Jean Pierre Jutras”

Jean Pierre Jutras

President/CEO/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

Cautionary language:

This news release uses the terms “inferred resources” and “indicated resources”. The Company advises investors that although these terms are recognized and required by Canadian securities regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the US Securities and Exchange Commission does not recognize these terms. Investors are cautioned not to assume that any part or all of the mineral resources in these categories will ever be converted into reserves. In addition, “inferred resources” have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for a "preliminary assessment" as defined under National Instrument 43-101. Under US rules, Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as “expects”, “projects”, “plans”, “anticipates” and similar expressions, are forward-looking information that represents management of Tyler’s internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Tyler. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Tyler’s actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Tyler’s filings with the Canadian securities authorities. Accordingly, holders of Tyler shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Tyler disclaims any responsibility to update these forward-looking statements.